Filed by The Procter & Gamble Company

Commission File No. 001-00434

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Procter & Gamble Company

Commission File No. 001-00434

The following is a Q&A delivered to employees of The Procter & Gamble Company (“P&G”) via the P&G intranet site on September 1, 2016.

P&G Specialty Beauty Brands Exchange Offer

Frequently Asked Questions

Does the Company recommend that employees participate in the stock exchange offer?

The Company does not provide investment advice and makes no specific recommendations that employees participate or not participate in the exchange offer. You should make your own decision based on your personal financial position after carefully reviewing the prospectus, which includes the terms and conditions of the offer, and consulting with your advisors.

Is the exchange offer mandatory for employees transitioning to Coty?

No. No one is required to participate in the exchange offer. Shareholders may tender all, some or none of their shares of P&G common stock. If you want to keep your shares of P&G common stock, you do not need to take any action in connection with the exchange offer.

Can employees exchange shares held in Employee Benefit Plans, such as The P&G Profit Sharing Trust and Employee Stock Ownership Program (PST) or The P&G International Stock Ownership Plan (ISOP)?

No. Shares held in P&G employee benefit plans, whether inside or outside the U.S., cannot be tendered.

Why can’t the Employee Benefit Plans participate?

For the U.S.-based plans, the fiduciaries for those plans determined that those plans would not participate.

Because the legal and tax implications of extending the offer in more than 70 additional countries are unknown, the Company has not taken any action under non-U.S. regulations to qualify the exchange offer outside the United States. In addition, the Company designed the ISOP to enable non-U.S. employees to invest in P&G stock, rather than stock of other companies, and therefore shares held in the ISOP cannot be exchanged.

If I hold P&G shares that are not in Employee Benefit Plans, can I participate in the exchange offer?

U.S. employees who hold common stock directly or in The Procter & Gamble Direct Stock Purchase Plan (DSPP), formerly known as the Shareholder Investment Program, may tender those shares by completing and delivering the materials included with the exchange offer prospectus that will be delivered to those U.S. shareholders. Shares held in brokerage accounts, banks or similar institutions may be tendered by following the instructions provided separately by your broker, bank or institution.

The ability of any non-U.S. employees to tender shares held directly, in DSPP, or in brokerage or similar accounts, will depend on the laws of such employee’s home country. Non-U.S. employees should consult their advisors in considering whether to participate in the exchange offer in accordance with the laws of their home countries and, if they do participate , whether there are any restrictions or limitations on transactions in the shares of P&G common stock, Galleria Co. common stock or Coty common stock that may apply in their home countries.

How long do I have to make a decision?

The offer is currently scheduled to expire at 12:00 midnight, Eastern Daylight (New York City) Time, on September 29, 2016. However, the offer could be extended or earlier terminated. Specific details regarding the offer and timeline can be found on this website and in the prospectus.

How does the share exchange actually work?

The businesses that are being transferred to Coty will first be transferred to Galleria Co., a wholly owned subsidiary of P&G. In the exchange offer, holders of P&G common stock are being offered the opportunity to exchange those shares for shares of Galleria Co. As promptly as practicable following completion of the exchange offer, Galleria Co. will merge with a wholly owned subsidiary of Coty and will become a wholly owned subsidiary of Coty. Each share of Galleria Co. will then automatically convert into the right to receive one Coty class A common share, so the participants in the exchange will actually receive shares of Coty.

Further details on the exchange offer can be found here.

What are the tax implications of participating in the exchange offer?

The exchange and the merger are expected to be tax-free for U.S. federal income tax purposes. For all other tax implications, employees should consult their personal tax advisor.

Who do I contact if I questions about how the offer works?

The Company has selected D.F. King as our Information Agent. You can visit the exchange offer website, which has links to all offering materials. If you have questions about the details of the exchange offer, you can call the Information Agent at 877-297-1747.

Additional Information

Galleria Co. and Coty have filed registration statements with the U.S. Securities and Exchange Commission (“SEC”) registering the shares of Galleria Co. common stock and shares of Coty class A common stock to be issued to P&G shareholders in connection with the P&G Beauty Brands transaction. Coty has also filed a definitive information statement on Schedule 14C with the SEC that has been sent to the shareholders of Coty. In connection with the exchange offer for the shares of P&G common stock, P&G filed on September 1, 2016 a tender offer statement on Schedule TO with the SEC. P&G shareholders are urged to read the prospectus included in the registration statements, the tender offer statement and any other relevant documents because they contain important information about Galleria Co., Coty and the proposed transaction. The prospectus, information statement, tender offer statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of charge from P&G upon written request to The Procter and Gamble Company, c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005 or by calling (212) 269-5550 (for banks and brokers) and (877) 297-1747 (for all other callers) , and from Coty upon written request to Coty Inc., Investor Relations, 350 Fifth Avenue, New York, New York 10118 or by calling (212) 389-7300.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.